As filed with the Securities and Exchange Commission on _____, 2001

<u>Registration No. 333-</u>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BERGEN BRUNSWIG CORPORATION
(Exact name of registrant as specified in its charter)

New Jersey	22-1444512
(State or other jurisdiction	(I.R.S. employer
of incorporation or organization)	identification number)

4000 Metropolitan Drive, Orange, California 92868-3598
(Address of principal executive offices; zip code)

Bergen Brunswig Corporation 2001 Employee Stock Purchase Plan
(Full title of the plan)

Milan A. Sawdei
Executive Vice President, Chief Legal Officer and Secretary
Bergen Brunswig Corporation
4000 Metropolitan Drive, Orange, California 92868-3598
(714) 385-4000
(Name, address and telephone number,
including area code, of agent for service)

Copy to:
Peter H. Ehrenberg, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey 07068
(973) 597-2500

<u>Calculation of Registration Fee</u>

Title of Securities to be Registered	Amount to be <u>Registered</u>	Proposed Maximum Offering <u>Price per Share (2)</u>	Proposed Maximum Aggregate <u>Offering Price (2)</u>	Amount of <u>Registration Fee</u>
Class A Common Stock, par value $1.50 per share	<u>2,000,000 (1)</u>	<u>$20.30</u>	<u>$40,600,000</u>	<u>$10,150</u>

(1) Plus such additional shares of Class A Common Stock as may be issuable pursuant to the anti-dilution provisions of the Bergen Brunswig Corporation 2001 Employee Stock Purchase Plan.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (h) of the Securities Act of 1933 on the basis of the average of the high and low sale prices for a share of Class A Common Stock on the New York Stock Exchange on June 12, 2001.

PART II INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Certain Documents by Reference

The Commission allows us to "incorporate" into this Registration Statement information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this Registration Statement, and information we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this Registration Statement, and all future documents filed with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of the shares we are now registering.

(a) the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000;

(b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000;

(c) the description of the Common Stock of the Company contained in the Company's Registration Statement on Form S-4 filed with the Commission on March 16, 1999;

(d) the description of the Company's Amended and Restated Rights Agreement, dated as of March 16, 2001, contained in the Company's Registration Statement on Form 8-A/A filed with the Commission on March 21, 2001;

(e) the Company's Current Report on Form 8-K filed with the Commission on March 19, 2001;

(f) the Company's Annual Report on Form 11-K filed with the Commission on March 28, 2001;

(g) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that such statement is modified or superseded by a subsequently filed document which also is or is deemed to be incorporated by reference herein. Any such statement so modified or superseded shall not be deemed to constitute a part of this registration statement except as so modified or superseded.

Item 4.   Description of Securities

Not applicable.

Item 5.   Interests of Named Experts and Counsel

Not Applicable.

Item 6.   Indemnification of Directors and Officers

Under the Company's Restated Certificate of Incorporation, every person who is or was a director, officer, employee or agent of the Company and the legal representative of such a person is entitled to receive indemnification from the Company to the fullest extent permitted by law. Under New Jersey law, directors and officers may be indemnified in certain situations, subject to the Company's having taken certain actions and the directors and officers having met certain specified standards of conduct. In addition, in April, 1986, the Company entered into agreements, which were amended on July 3, 1986 (collectively, the "Indemnity Agreement"), to indemnify each of its directors against liabilities and defense costs to the extent that such directors would have been insured under the director and officer liability insurance policies which were in effect on December 31, 1984 (the "1984 Policy"). The 1984 Policy afforded the broadest coverage for liabilities arising under ERISA and the securities and anti-trust laws. The obligation of the Company to indemnify a director under the Indemnity Agreement is limited to $30 million, the maximum coverage available under the 1984 Policy. However, the Indemnity Agreement does not limit a director's right to recover in excess of $30 million from the Company if the director is otherwise entitled to statutory indemnification. The Indemnity Agreement was ratified by the shareowners at the annual meeting held on December 17, 1986. The Company currently maintains a directors' and officers' insurance policy which provides liability coverage with respect to its directors and officers.

In addition, the Company's Restated Certificate of Incorporation eliminates the personal liability of directors and officers to the Company and its shareowners for monetary damages for acts or omissions (including negligent and grossly negligent acts or omissions) in violation of a director's or officer's fiduciary duty of care. The duty of care refers to a fiduciary duty of directors and officers to manage the affairs of the Company with the same degree of care as would be applied by an "ordinarily prudent person under similar circumstances". The provisions of the Company's Restated

Certificate of Incorporation which eliminate the personal liability of directors and officers do not, in any way, eliminate or limit the liability of a director or officer for breaching his duty of loyalty (i.e., the duty to refrain from fraud, self-dealing and transactions involving improper conflicts of interest) to the Company or its shareowners, failing to act in good faith, knowingly violating a law or obtaining an improper personal benefit and do not have any effect on the availability of equitable remedies.

See also the undertakings set forth in response to item 9 herein.

Item 7. Exemption From Registration Claimed

Not applicable.

Item 8. Exhibits

The Exhibits accompanying this Registration Statement are listed on the accompanying Exhibit Index.

Item 9. Undertakings

    (a)   The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any acts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if this registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orange, State of California, on the 14th day of June, 2001.

BERGEN BRUNSWIG CORPORATION

By: /s/ Milan A. Sawdei

Milan A. Sawdei,
Executive Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 14th day of June, 2001.

/s/ Robert E. Martini* Robert E. Martini	Chairman of the Board, Director and Chief Executive Officer
/s/ Neil F. Dimick* Neil F. Dimick	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)
/s/ Brent R. Martini* Brent R. Martini	Executive Vice President and President, Bergen Brunswig Drug Company and Director
/s/ Jose E. Blanco, Sr.* Jose E. Blanco, Sr.	Director
/s/ Rodney H. Brady* Rodney H. Brady	Director
/s/ Charles C. Edwards* Charles C. Edwards, M.D.	Director
/s/ Charles J. Lee* Charles J. Lee	Director
/s/ George R. Liddle* George R. Liddle	Director
/s/ James R. Mellor* James R. Mellor	Director
/s/ George E. Reinhardt, Jr.* George E. Reinhardt, Jr.	Director
/s/ Francis G. Rodgers* Francis G. Rodgers	Director

*By: /s/ Milan A. Sawdei
Milan A. Sawdei,
Attorney-in-Fact

SY\SEC6321B\9880v.2
06/14/01

EXHIBIT INDEX

4.1   Certificate of Amendment to the Restated Certificate of Incorporation dated May 7, 1999, and the Restated Certificate of Incorporation, as amended, is incorporated by reference to Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

4.2   By-laws of Bergen Brunswig Corporation, as amended and restated, dated October 2, 2000 are incorporated by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000.

4.3   Amended and Restated Rights Agreement, dated as of March 16, 2001 between Bergen Brunswig Corporation and Mellon Investor Services LLC, as Rights Agent, including all exhibits thereto is incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form 8-A/A filed with the Commission on March 21, 2001.

5.1*   Opinion of Lowenstein Sandler, PC

23.1*   Consent of Deloitte & Touche LLP

23.2   Consent of Lowenstein Sandler PC is included in Exhibit 5.1.

24.1*   Power of Attorney.

* Filed herewith.

EXHIBIT 5.1

June 14, 2001

Bergen Brunswig Corporation
4000 Metropolitan Drive
Orange, California 92868

Re: Registration Statement on Form S-8
        2001 Employee Stock Purchase Plan

Gentlemen:

You have requested our opinion, as special securities counsel, in connection with the registration with the Securities and Exchange Commission under the Securities Act of 1933, as amended, of 2,000,000 shares of Class A Common Stock, par value $1.50 per share (the "Common Stock"), of Bergen Brunswig Corporation (the "Company") issuable from time to time pursuant to the Company's 2001 Employee Stock Purchase Plan (the "Plan"). The Common Stock is to be offered pursuant to a registration statement on Form S-8 (the "Registration Statement").

We have examined and relied upon originals or copies, authenticated or certified to our satisfaction, of the Plan, the Company's Restated Certificate of Incorporation and by-laws, as amended and restated, and all such corporate records of the Company, communications or certifications of public officials, certificates of officers, directors and representatives of the Company, and such other documents as we have deemed relevant and necessary as the basis of the opinions expressed herein. In making such examination, we have assumed the genuineness of all signatures, the authenticity of all documents tendered to us as originals, and the conformity to original documents of all documents submitted to us as certified or photocopied copies.

Based upon the foregoing and relying upon statements of fact contained in the documents which we have examined, we are of the opinion that the shares of Common Stock available for issuance under the Plan, when issued, delivered and paid for in accordance with the terms and conditions of the Plan, will be legally issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the reference to this firm in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ LOWENSTEIN SANDLER PC

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Bergen Brunswig Corporation on Form S-8 of our reports dated November 1, 2000, except for Note 17 as to which the date is December 20, 2000, appearing in the Annual Report on Form 10-K of Bergen Brunswig Corporation for the year ended September 30, 2000.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
June 11, 2001

EXHIBIT 24.1

POWER OF ATTORNEY

        WHEREAS, the undersigned officers and directors of Bergen Brunswig Corporation desire to authorize Robert E. Martini, Neil F. Dimick, Brent R. Martini and Milan A. Sawdei to act as their attorneys-in-fact and agents, for the purpose of executing and filing the registration statement described below, including all amendments and supplements thereto,

        NOW, THEREFORE,

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert E. Martini, Neil F. Dimick, Brent R. Martini and Milan A. Sawdei, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign the registrant's Registration Statement on Form S-8 pertaining to the issuance of all shares of the Class A Common Stock of Bergen Brunswig Corporation (the "Company") in connection with that certain 2001 Employee Stock Purchase Plan approved by the Company's shareholders at the Annual Meeting of Shareholders on February 13, 2001, including any and all amendments and supplements to such Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        IN WITNESS WHEREOF, the undersigned have executed this power of attorney in the following capacities as of the 14th day of June, 2001

SIGNATURE	TITLE
/s/ Robert E. Martini Robert E. Martini	Chairman of the Board, Director and Chief Executive Officer
/s/ Neil F. Dimick Neil F. Dimick	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)
/s/ Brent R. Martini Brent R. Martini	Executive Vice President and President, Bergen Brunswig Drug Company and Director
/s/ Jose E. Blanco, Sr. Jose E. Blanco, Sr.	Director
/s/ Rodney H. Brady Rodney H. Brady	Director
/s/ Charles C. Edwards Charles C. Edwards, M.D.	Director
/s/ Charles J. Lee Charles J. Lee	Director
/s/ George R. Liddle George R. Liddle	Director
/s/ James R. Mellor James R. Mellor	Director
/s/ George E. Reinhardt, Jr. George E. Reinhardt, Jr.	Director
/s/ Francis G. Rodgers Francis G. Rodgers	Director